RECONCILIATION OF FINANCIAL STATEMENTS TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The consolidated financial statements of Perpetual Energy Inc (“Perpetual” or the “Corporation”) have been prepared in accordance with Canadian GAAP which, in most respects, conform to US GAAP. Significant differences between Canadian and US GAAP, as they apply to the Corporation, are as follows:

Consolidated statements of earnings (loss) and comprehensive income (loss)

(thousands of Canadian dollars, except for per Share amounts)

	Year Ended December 31
	2010	2009

Net earnings (loss) - Canadian GAAP, as reported	$ (28,546)	$ 13,554
US GAAP adjustments:
Non-controlling interest (a)	-	-
Accretion expense on convertible debentures (b)	1,941	1,363
Debenture amendment fees (b)	(300)	(1,036)
Accounting for share based compensation (c)	4,720	3,251
Acquisition costs related to Profound acquisition (e)	-	(3,315)
Bargain purchase gain on Profound acquisition (e)	-	8,532
Depletion, depreciation and accretion (e)	(3,608)	(756)
Net earnings (loss) and comprehensive income (loss) – US GAAP	$ (25,793)	$ 21,593

Net earnings (loss) attributable to:
Shareholders of the Corporation	(25,243)	22,432
Non-controlling interest (a)	(550)	(839)
Net earnings (loss)	$ (25,793)	$ 21,593

Net earnings (loss) per Share Shares – US GAAP
Basic	$ (0.18)	$ 0.18
Diluted	$ (0.18)	$ 0.18

Consolidated balance sheets

(thousands of Canadian dollars)

	As at December 31, 2010		As at December 31, 2009
	Cdn GAAP	US GAAP	Cdn GAAP	US GAAP

Share-based compensation liability (c)	(803)	(3,370)	---	(6,473)
Property, plant & equipment (e)	954,750	968,573	921,705	939,137
Convertible debentures (b)	(219,689)	(234,897)	(220,197)	(230,168)
Other assets (b)	---	4,140	---	2,722
Temporary equity (a)	---	---	---	(592,998)
Shareholders’ capital (a) (e)	(1,257,480)	(680,164)	(1,156,245)	---
Contributed surplus (c)	(19,131)	---	(19,470)	---
Equity component of convertible debentures (b)	(15,836)	---	(10,844)	---
Deficit (a) (b) (c) (e)	1,039,304	426,833	932,680	335,409

a)  Shareholders’ Equity

Shareholders’ equity consists primarily of Common Shares. On June 30, 2010, Paramount Energy Trust (the “Trust”) completed its conversion from an income trust to a corporation through a distribution of trust units for shares of Perpetual on a one-for-one basis pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and related transactions. Perpetual’s Board of Directors and management team are the former Board of Directors and management team of the Trust’s administrator. Immediately subsequent to the Conversion, Perpetual effected an internal reorganization whereby, among other things, the Trust was dissolved and the Corporation received all of the assets and assumed all of the liabilities of the Trust.

Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust Units. Changes in the redemption value on the corporate conversion date, as well as changes from 2009 to 2010 were charged to deficit. Prior to the conversion, all components of Unitholders’ equity related to Trust Units were eliminated. At the corporate conversion date, temporary equity increased by $66.2 million corresponding to the increase in the redemption value of the Trust Units for the respective period. Following the conversion, the carrying amount of temporary equity was reclassified to shareholders’ capital.

Non-controlling interest pertains to an 89 percent ownership interest Perpetual had in a private company. Effective October 5, 2010, Perpetual purchased the remaining 11 percent interest in the company and it became a wholly-owned subsidiary of the Corporation. Perpetual retrospectively adopted a new Canadian GAAP standard in 2010 which requires classification of non-controlling interest as a component of shareholders’ equity; this accounting treatment is consistent with current US GAAP requirements.

b)

Convertible Debentures

The Corporation’s outstanding convertible debentures are “conventional” convertible debentures for US GAAP purposes and are therefore classified entirely as debt on the Corporation’s balance sheet.  As a result, the Corporation has reclassified $15.8 million ($10.8 million in 2009) related to the equity component of convertible debentures under Canadian GAAP to the convertible debentures liability for US GAAP.  In addition, $1.9 million ($1.4 million in 2009) in accretion expense related to the equity component of convertible debentures for Canadian GAAP has been reversed for US GAAP.

Under US GAAP, fees related to the issuance of convertible debentures are not netted against the corresponding debt instrument.  This resulted in a reclassification from convertible debentures to other assets in the amount of $4.1 million ($2.7 million in 2009).

The Trust amended one series of convertible debentures in 2009, increasing the interest rate and decreasing the conversion price, as well as extending the maturity date. Costs of $0.3 million ($1.0 million in 2009) related to the amendment were capitalized and netted against the carrying amount of the debentures for Canadian GAAP. Under US GAAP, these costs are expensed as incurred.

c)

Accounting for Share-based compensation

Prior to the corporate conversion (see note a)), the Unit Incentive Plan and the Bonus Rights Plan were accounted for as equity awards under Canadian GAAP. In accordance with ASC 710 “Share-Based Payments”, these plans were considered liability awards for US GAAP and fair valued at each balance sheet date, with the change in fair value during the period recorded to earnings.

On June 17, 2010, the Corporation replaced the previous Unit Incentive Plan with the Share Option Plan and introduced a Dividend Bonus Arrangement, which provides for participants in the Share Option Plan to receive a payment in cash or bonus rights upon the exercise, surrender or expiry of vested options. The Share Option Plan was effective with the conversion to a corporation on June 30, 2010, and the Dividend Bonus Arrangement was effective July 1, 2010. Shares granted under the Corporation’s Share Option Plan and Dividend Bonus Arrangement are considered liability awards under Canadian GAAP and are valued intrinsically at each balance sheet date with changes recorded to net earnings. Rights granted under the Bonus Rights Plan are considered equity awards for Canadian GAAP. The accounting treatment for Perpetual’s stock-based compensation plans under US GAAP is consistent prior to and after the changes in the compensation plans and the corporate conversion; they are considered liability awards and fair valued at each balance sheet date, with changes in fair value during the period recorded to earnings.

Contributed surplus amounts recorded in respect of Incentive Rights and Share Options under Canadian GAAP have also been eliminated under US GAAP.  In accordance with US GAAP a Share Option and Bonus Rights forfeiture rate of 12.8% is factored into share-based compensation expense, whereas for Canadian GAAP forfeitures are accounted for in the period in which they occur.

d)

Income Taxes

Prior to the conversion to a Corporation, the Trust adopted ASC 740-10-25, Accounting for Uncertainty in Income Taxes on January 1, 2007. The implementation of the provisions under FIN 48 did not have a material impact on the U.S. GAAP financial statements of the Corporation and no adjustment to the beginning balance of retained earnings was required due to the adoption of FIN 48.

Perpetual Energy Inc. is subject to Canadian federal and provincial income taxes. The years 2003 through 2010 are open for examination. No taxation years have been examined by the Canada Revenue Agency since the Trust’s inception and the conversion to a Corporation.

Corporation's continuing practice is to recognize interest and penalties related to income tax uncertainties in interest expense.  Included in interest expense for the year ended December 31, 2010 was nil for interest and penalties (year ended December 31, 2009 – nil).  At December 31, 2010, the Corporation had nil accrued for interest and penalties (December 31, 2009 - nil).

e)

Profound Acquisition

On June 30, 2009, the Trust acquired 67.3 percent of the outstanding common shares, thereby gaining control, of Profound Energy Inc. (“Profound”). On August 13, 2009, the Trust completed the second stage of the transaction, acquiring the remaining 32.7 percent of Profound’s outstanding shares. Differences in accounting for the transaction under Canadian GAAP as compared to U.S. GAAP are as follows.

Difference	Increase (decrease) in account
	Temporary equity	Property, plant and equipment	Net earnings
Trust Unit consideration (i)	14,150	14,150	-
Non-controlling interest acquisition (ii)	(1,179)	(1,179)	-
Acquisition costs (iii)	-	(3,315)	(3,315)
Bargain purchase gain (iv)	-	8,532	8,532
Depletion and depreciation (v)	-	(756)	(756)
Total	12,971	17,432	4,461

(i)

The consideration for the Profound shares included 10.0 million Trust Units, which were measured, under Canadian GAAP, using the trading price of the Trust Units of $3.21 for the five days surrounding the announcement date of March 31, 2009. Under U.S. GAAP, the Trust Units are measured using the trading price as of the acquisition date of June 30, 2009, which was $4.57 per Trust Unit.

(ii)

Under U.S. GAAP, the acquisition of the remaining non-controlling interest in Profound on August 13, 2009 is treated as an equity transaction. Under Canadian GAAP this acquisition is accounted for using a separate purchase price allocation, excluding the additional increase in fair value of 32.7 percent of the net acquired assets and liabilities from the non-controlling interest.

(iii)

Costs of $3.3 million related to the acquisition were capitalized in accordance with Canadian GAAP; these costs have been expensed for U.S. GAAP.

(iv)

The Trust’s allocation of the purchase price to the fair values of the assets and liabilities of Profound, which under US GAAP is done in a one-step transaction versus Canadian GAAP in a two-step transactions, resulted in negative goodwill, which under Canadian GAAP is reallocated to long-term non-monetary assets of the acquiree. Under U.S. GAAP, negative goodwill is recorded to earnings as a bargain purchase gain.

(v)

Due to the higher values for the Profound fixed assets allocated under U.S. GAAP, additional $3.6 million of  depletion and depreciation expense was recorded for period ended December 31, 2010 ($0.8 million for year ended December 31, 2009).

f)

Unrealized and Realized Gains and Losses on Financial Instruments

Under US GAAP, unrealized and realized gains or losses on commodity contracts would be combined into one financial statement caption. These amounts are currently separated on the statement of earnings (loss) for Canadian GAAP.